Filed by Markit Ltd.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6(b)

of the Securities Exchange Act of 1934

Subject Company: IHS Inc.

(Commission File No.: 001-32511)

IHS and Markit Announce Post-Merger
NASDAQ Trading Symbol “INFO”

LONDON and ENGLEWOOD, Colorado – July 5, 2016 – IHS (NYSE: IHS) and Markit (NASDAQ: MRKT) today announced that, in connection with the completion of the previously announced merger between IHS and Markit, the combined company, which will be renamed IHS Markit Ltd., will be listed on the Nasdaq Global Select Market under the new trading symbol “INFO”.

Jerre Stead, IHS chairman and chief executive officer, commented, “The INFO trading symbol introduces IHS Markit to the world – simply and powerfully -- as the new global leader in critical information, analytics and solutions. This milestone represents another important step toward the combination of two great companies. Like no other business information provider before it, IHS Markit will see the big picture, giving customers insights, perspectives and solutions that will make them more efficient and help them make informed decisions on what really matters.”

Lance Uggla, chairman and chief executive officer of Markit, commented, “The IHS Markit ticker INFO is particularly meaningful as it captures our core purpose: helping customers improve decision-making and increase operational efficiency. We do this by leveraging technology to provide the highest quality information, analytics and solutions for major industries and markets that drive the global economy. I am excited about the value IHS Markit will deliver to customers, employees and shareholders.”

Markit and IHS are holding special meetings of their shareholders and stockholders, respectively, on July 11, 2016, at which Markit shareholders and IHS stockholders will be asked to consider and vote on various merger-related proposals. If IHS stockholders and Markit shareholders approve such proposals on July 11, 2016, IHS and Markit expect to complete the merger on July 12, 2016, subject to the satisfaction or waiver of certain closing conditions, and expect trading of the combined company’s common shares under the new trading symbol to commence on July 13, 2016.

News Media Contacts	Investor Relations Contacts
For IHS:	For IHS:
Ed Mattix	Eric Boyer
+1 303 397-2467	+1 303 397-2969
ed.mattix@ihs.com	eric.boyer@ihs.com

For Markit:	For Markit:
Ed Canaday	Matthew Kolby
Tel: +1 917 434-5075	+1 646 679-3140
ed.canaday@markit.com	matthew.kolby@markit.com

About IHS

IHS is a leading source of insight, analytics and expertise in critical areas that shape today’s business landscape. Businesses and governments in more than 140 countries around the globe rely on the comprehensive content, expert independent analysis and flexible delivery methods of IHS to make high-impact decisions and develop strategies with speed and confidence. IHS has been in business since 1959 and became a publicly traded company on the New York Stock Exchange in 2005. Headquartered in Englewood, Colorado, USA, IHS is committed to sustainable, profitable growth and employs nearly 9,000 people in 33 countries around the world.

IHS is a registered trademark of IHS Inc. All other company and product names may be trademarks of their respective owners. © 2016 IHS Inc. All rights reserved.

About Markit

Markit is a leading global provider of financial information services. We provide products that enhance transparency, reduce risk and improve operational efficiency. Our customers include banks, hedge funds, asset managers, central banks, regulators, auditors, fund administrators and insurance companies. Founded in 2003, we employ over 4,200 people in 13 countries.

Additional Information

On June 6, 2016 Markit filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 that includes a joint proxy statement of IHS and Markit. IHS and Markit may also file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF IHS AND MARKIT ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of these materials and other documents filed with the SEC by IHS and Markit through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of IHS or Markit at the following:

IHS 15 Inverness Way East Englewood, CO 80112 Attention: Investor Relations +1 303-397-2969	Markit 4th Floor, Ropemaker Place, 25 Ropemaker St., London England EC2 9LY Attention: Investor Relations: +44 20 7260 2000

Participants in the Solicitation

IHS, Markit, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding IHS’s directors and executive officers, and their direct or indirect interests in the transaction, by security holdings or otherwise, is contained in IHS’s Form 10-K for the year ended November 30, 2015 and its proxy statement filed on February 24, 2016, which are filed with the SEC. Information regarding the directors and executive officers of Markit, and their direct or indirect interests in the transaction, by security holdings or otherwise, is contained in Markit’s 20-F for the year ended December 31, 2015, and Markit’s proxy statement filed on Form 6-K on March 28, 2016, which are filed with the SEC. A more complete description is available in the registration statement on Form F-4 and the joint proxy statement/prospectus.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate such transaction on a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to, (i) the completion of the merger on anticipated terms and timing, including obtaining shareholder or stockholder (as applicable) and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the combined company’s operations and other conditions to the completion of the merger, (ii) the ability of IHS and Markit to integrate the business successfully and to achieve anticipated synergies, risks and costs, (iii) potential litigation relating to the proposed transaction that could be instituted against IHS, Markit or their respective directors, (iv) the risk that disruptions from the proposed transaction will harm IHS’s and Markit’s business, including current plans and operations, (v) the ability of IHS or Markit to retain and hire key personnel, (vi) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, (vii) continued availability of capital and financing and rating agency actions, (viii) legislative, regulatory and economic developments, (ix) potential business uncertainty, including changes to existing business relationships, during the pendency of the merger that could affect IHS’s and/or Markit’s financial performance, (x) certain restrictions during the pendency of the merger that may impact IHS’s or Markit’s ability to pursue certain business opportunities or strategic transactions and (xi) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the joint proxy statement/prospectus included in the registration statement on Form F-4 filed with the SEC in connection with the proposed merger. While the list of factors presented here is, and the list of factors presented in the registration statement on Form F-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on IHS’s or Markit’s consolidated financial condition, results of operations, credit rating or liquidity. Neither IHS nor Markit assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.